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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Penton Media, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

709668107

(CUSIP Number)

Prism Business Media Holdings, Inc.

249 West 17th Street

New York, New York 10011

Attention: Robert Feinberg, Esq.

Telephone: (212) 204-4270

with a copy to:

David A. Scherl, Esq.

Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Prism Business Media Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Prism Business Media Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

U.S. Equity Partners II, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

U.S. Equity Partners II (Offshore), LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

U.S. Equity Partners II (U.S. Parallel), LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

USEP II Co-Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wasserstein Partners (Offshore), Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wasserstein & Co., LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wasserstein Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

PN

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wasserstein Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wasserstein Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

OO

CUSIP No. 709668107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bruce Wasserstein
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

-0-
8 Shared Voting Power

11,333,707
9 Sole Dispositive Power

-0-
10 Shared Dispositive Power

11,333,707

11	Aggregate Amount Beneficially Owned by Each Reporting Person

11,333,707
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14	Type of Reporting Person (See Instructions)

IN

This statement (the “Statement”) constitutes the Schedule 13D (the “Schedule 13D”) of (i) Prism Business Media Holdings, Inc., a Delaware corporation (“Prism”), (ii) Prism Business Media Holdings, LLC, a Delaware limited liability company (“PBMLLC”), (iii)U.S. Equity Partners II, LP, a Delaware limited partnership, U.S. Equity Partners II (Offshore), LP, a Cayman Islands exempted limited partnership, U.S. Equity Partners II (U.S. Parallel), LP, a Delaware limited partnership, USEP II Co-Investment Partners, LLC, a Delaware limited liability company, Wasserstein & Co., LP, a Delaware limited partnership, Wasserstein Partners (Offshore), Ltd., a Cayman Islands exempted company, Wasserstein Partners, LP, a Delaware limited partnership, Wasserstein Investments, LLC, a Delaware limited liability company, and Wasserstein Holdings, LLC, a Delaware limited liability company (collectively, the “Wasserstein Entities”) and (iv) Mr. Bruce Wasserstein, a U.S. citizen. For a description of the relationship among the parties to the Schedule 13D, see Item 2 below. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

Item 1. Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.01 per share (the “Common Stock”), of Penton Media, Inc., a Delaware corporation (the “Company”). The name and address of the principal executive offices of the Company are Penton Media, Inc., 1300 East Ninth Street, Cleveland, Ohio 44114.

Item 2. Identity and Background

The Statement is being jointly filed by (i) Prism, (ii) PBMLLC, (iii) Wasserstein Entities and (iv) Mr. Wasserstein pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Act. Prism, PBMLLC, Wasserstein Entities and Mr. Wasserstein are herein referred to as the “Reporting Persons.”

Prism is a direct wholly-owned subsidiary of PBMLLC. U.S. Equity Partners II, LP, U.S. Equity Partners II (Offshore), LP, U.S. Equity Partners II (U.S. Parallel), LP and USEP II Co-Investment Partners, LLC are controlling members of PBMLLC. Wasserstein Partners (Offshore), Ltd. is the general partner of U.S. Equity Partners II (Offshore), LP. Wasserstein Partners, LP is (i) the general partner of U.S. Equity Partners II, LP and U.S. Equity Partners II (U.S. Parallel), LP and (ii) the sole shareholder of Wasserstein Partners (Offshore), Ltd. Wasserstein Partners, LP and Wasserstein & Co., LP are managing members of USEP II Co-Investment Partners, LLC. Wasserstein Investments, LLC is the general partner of Wasserstein Partners, LP and Wasserstein & Co., LP. Wasserstein Holdings, LLC is the sole member of Wasserstein Investments, LLC. Mr. Wasserstein is a member of Wasserstein Holdings, LLC and may be deemed to control Wasserstein Holdings, LLC.

Attached to this filing as Schedule I and incorporated by reference is a list of the current directors and officers of Prism (the “Prism Directors and Officers”). Each of the Prism Directors and Officers is a U.S. citizen.

Mr. Wasserstein is Chairman and Chief Executive Officer of Lazard Ltd. Mr. Majoros is the director and Secretary of Wasserstein Partners (Offshore), Ltd. Mr. Majoros is also the President and Chief Operating Officer of Wasserstein & Co., LP and Vice President & Treasurer of Wasserstein Investments, LLC.

The address of the principal business of Prism, Messrs. French and Feinberg and Ms. Persily is 249 West 17th Street, 4th Floor, New York, New York 10011. The address of principal business of each of the other Reporting Persons and Messrs. Bagaria, Du Bey and Majoros is 1301 Avenue of the Americas – 44th Floor, New York, New York 10019.

The principal business of Prism and PBMLLC is to engage, through their subsidiaries, as a diversified business-to-business media company, providing high-quality content and integrated marketing solutions. The principal business of U.S. Equity Partners II, LP, U.S. Equity Partners II (Offshore), LP, U.S. Equity Partners II (U.S. Parallel), LP, USEP II Co-Investment Partners, LLC is to conduct investment activities. The principal business of Wasserstein & Co., LP, Wasserstein Partners (Offshore), Ltd., Wasserstein Partners, LP, Wasserstein Investments, LLC and Wasserstein Holdings, LLC is to conduct investment activities and serve as general partners of various funds.

None of the Reporting Persons or the Prism Directors and Officers was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On November 1, 2006, the Company entered into an Agreement and Plan of Merger (the “Prism Merger Agreement”) with Prism and Prism Acquisition Co., a Delaware corporation and wholly-owned direct subsidiary of Prism (“Merger Sub”), a copy of which is filed as Exhibit 10.1 and incorporated by reference. Pursuant to the Prism Merger Agreement, (i) Merger Sub will merge with and into the Company (the “Prism Merger”), and (ii) the separate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation and will become a wholly-owned subsidiary of Prism. The Prism Merger Agreement provides for a sale of the Company for aggregate merger consideration of $194,200,000, to be allocated among the Company’s stockholders in accordance with the terms of the Prism Merger Agreement.

As a condition to the willingness of Prism and Merger Sub to enter into the Prism Merger Agreement, Prism and Merger Sub required each of ABRY Mezzanine Partners, L.P., ABACUS Fund Partners, LP, ABACUS Fund, Ltd., Sandler Capital Partners V Germany, L.P., Sandler Capital Partners V FTE, L.P., and Sandler Capital Partners V, L.P. (each individually, a “Series C Preferred Stockholder,” and collectively, the “Series C Preferred Stockholders”) to enter into a voting agreement (the “Voting Agreement”). The full text of the Voting Agreement is filed as Exhibit 10.2 and incorporated herein by reference.

Pursuant to the Voting Agreement, the Series C Preferred Stockholders agreed to vote (or cause to be voted) all shares of the Company capital stock held by them and any shares of the Company capital stock that may be acquired after the date of the Voting Agreement in favor of the Prism Merger and the adoption of the Prism Merger Agreement and against any proposal made in opposition to, or in competition with, the consummation of the Prism Merger.

As part of the Voting Agreement, the Series C Preferred Stockholders entered into an irrevocable proxy appointing Prism and certain of its officers or designees as the sole and exclusive attorneys and proxies of each Series C Preferred Stockholder to vote and exercise all voting and related rights with respect to all of the shares of the Company capital stock that now are or hereafter may be beneficially owned by the Series C Preferred Stockholders in a manner consistent with the preceding paragraphs.

Pursuant to the Voting Agreement, the Series C Preferred Stockholders are prohibited from transferring any shares of the Company capital stock.

The Voting Agreement, including the irrevocable proxies granted therein, will expire upon the earliest to occur of (i) the effective time of the Prism Merger, (ii) the date on which the Prism Merger Agreement is terminated pursuant to its terms, (iii) April 30, 2007 and (iv) written notice of termination of the Voting Agreement by Prism to the Series C Preferred Stockholders.

Item 5. Interest in Securities of the Issuer

The Series C Preferred Stockholders own the Series C Preferred Stock, and warrants (the “Warrants”) to purchase shares of the Company’s Common Stock. Assuming full conversion of the Series C Preferred Stock and exercise of the Warrants, the Series C Preferred Stockholders may collectively be deemed to beneficially own a total of 11,333,707 shares of the Company’s Common Stock. By virtue of the Voting Agreement, each of the Reporting Persons may be deemed to share dispositive power and voting power of the Common Stock held by the Series C Preferred Stockholders. Each of the Reporting Persons disclaims beneficial ownership in such securities.

The Reporting Persons have relied on information provided by the Company with respect to the numbers of shares owned by the Reporting Persons and the corresponding ownership percentages reported on the cover pages to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 above and the Exhibits to this Schedule 13D are hereby incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated by reference to the Company’s Current Report on Form 8-K, filed by the Company with the Commission on November 2, 2006.

Exhibit Description

10.1 Agreement and Plan of Merger, dated as of November 1, 2006, by and among Penton Media, Inc., Prism Business Media Holdings, Inc., and Prism Acquisition Co. (Exhibit 2.1 to the Form 8-K).

10.2 Voting Agreement, dated as of November 1, 2006, by and among ABRY Mezzanine Partners, L.P., ABACUS Fund Partners, LP, ABACUS Fund, Ltd., Sandler Capital Partners V Germany, L.P., Sandler Capital Partners V FTE, L.P., and Sandler Capital Partners V, L.P., Prism Business Media Holdings, Inc., and Prism Acquisition Co. (Exhibit 99.1 to the Form 8-K).

24.1 Bruce Wasserstein Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2006

Prism Business Media Holdings, Inc.

	By:	/s/ Jesse Du Bey
	Name:	Jesse Du Bey
	Title:	Vice President

Prism Business Media Holdings, LLC

	By:	/s/ Jesse Du Bey
	Name:	Jesse Du Bey
	Title:	Vice President

U.S. Equity Partners II, LP

By:	Wasserstein Partners, LP,
its general partner

By:	Wasserstein Investments, LLC,
its general partner

By:	/s/ George Majoros
Name:	George Majoros
Title	Vice President and Treasurer

U.S. Equity Partners II (Offshore), LP

	By:	Wasserstein Partners (Offshore), Ltd.,
its general partner

	By:	/s/ George Majoros
	Name:	George Majoros
	Title	Vice President

U.S. Equity Partners II (U.S. Parallel), LP

	By:	Wasserstein Partners, LP,
its general partner

	By:	Wasserstein Investments, LLC,
its general partner

	By:	/s/ George Majoros
	Name:	George Majoros
	Title:	Vice President and Treasurer

USEP II Co-Investment Partners, LLC

	By:	Wasserstein & Co., LP,
a managing member

	By:	Wasserstein Investments, LLC,
its general partner

	By:	/s/ George Majoros
	Name:	George Majoros
	Title:	Vice President and Treasurer

Wasserstein Partners (Offshore), Ltd

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President

Wasserstein & Co., LP

By:	Wasserstein Investments, LLC,
its general partner

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Wasserstein Partners, LP

By:	Wasserstein Investments, LLC,
its general partner

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Wasserstein Investments, LLC

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Wasserstein Holdings, LLC

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Bruce Wasserstein

/s/ Ellis B. Jones
Ellis B. Jones, Attorney in fact

Schedule I

Prism Directors and Officers

Person	Position(s)
John French	Chief Executive Officer and Director
Anup Bagaria	President and Director
Jesse Du Bey	Vice President, Secretary and Director
George Majoros	Vice President and Director
Robert Feinberg	General Counsel
Andrea Persily	Chief Financial Officer

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: November 13, 2006

Prism Business Media Holdings, Inc.

	By:	/s/ Jesse Du Bey
	Name:	Jesse Du Bey
	Title:	Vice President

Prism Business Media Holdings, LLC

	By:	/s/ Jesse Du Bey
	Name:	Jesse Du Bey
	Title:	Vice President

U.S. Equity Partners II, LP

By:	Wasserstein Partners, LP,
its general partner

By:	Wasserstein Investments, LLC,
its general partner

By:	/s/ George Majoros
Name:	George Majoros
Title	Vice President and Treasurer

U.S. Equity Partners II (Offshore), LP

	By:	Wasserstein Partners (Offshore), Ltd.,
its general partner

	By:	/s/ George Majoros
	Name:	George Majoros
	Title:	Vice President

U.S. Equity Partners II (U.S. Parallel), LP

	By:	Wasserstein Partners, LP, its general partner

	By:	Wasserstein Investments, LLC, its general partner

	By:	/s/ George Majoros
	Name:	George Majoros
	Title:	Vice President and Treasurer

USEP II Co-Investment Partners, LLC

	By:	Wasserstein & Co., LP, a managing member

	By:	Wasserstein Investments, LLC, its general partner

	By:	/s/ George Majoros
	Name:	George Majoros
	Title:	Vice President and Treasurer

Wasserstein Partners (Offshore), Ltd

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President

Wasserstein & Co., LP

By:	Wasserstein Investments, LLC, its general partner

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Wasserstein Partners, LP

By:	Wasserstein Investments, LLC,
its general partner

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Wasserstein Investments, LLC

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Wasserstein Holdings, LLC

By:	/s/ George Majoros
Name:	George Majoros
Title:	Vice President and Treasurer

Bruce Wasserstein

/s/ Ellis B. Jones
Ellis B. Jones, Attorney in fact